March 20, 2015

VIA EDGAR

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.

Registration Statement on Form S-1

Filed July 9, 2014, as amended

File No. 333-197330

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Harmony Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, March 23, 2015, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 75 copies of the Preliminary Prospectus dated March 13, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO., for itself

and the other several underwriters

By:	/s/ Shawn Matthews

Name:    Shawn Matthews

Title:      Chief Executive Officer